February 5, 2008

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Attention:  Patrick Kuhn
100 F Street, N.E.
Washington, D.C.  20549

Re:

SunOpta Inc.
Item 4.02 Form 8-K
Filed January 24, 2008
File No. 000-09989

Dear Mr. Kuhn:

On behalf of SunOpta Inc. (the “Company”), please find below our responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 28, 2008 (the “Comment Letter”) concerning the above-referenced current report on Form 8-K.  For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

1.

Please amend your filing to (i) identify the financial statement that should no longer be relied upon, (ii) describe the facts underlying the conclusion that one or more of the consolidated financial statements included in the quarterly reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 will likely require restatement, and (iii) tell us when you will file the amended Form 10-Qs for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.

RESPONSE:  The Company has amended Item 4.02 of  Form 8-K filed on January 24, 2008 as follows:

As part of the Company’s year end close procedures within the Company’s fruit division, management determined that the costing of inventory, analysis of net realizable value and reconciliation of third party inventories contained certain errors.  Upon discovery of such errors, the Company performed a preliminary manual costing of inventory outside of its operating platform and determined that a writedown of inventory is necessary.  Management has preliminarily determined that a portion of the writedown should have been recognized in previously issued 2007 quarterly reports and that a restatement is required.  As previously reported, the Company and the Audit Committee has determined that the interim financial statements for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, filed on Form 10-Q, can no longer be relied upon.

Management’s preliminary estimate of the total writedown continues to be within the range of $9 to $11 million.  The Company is currently in the process of performing a detailed manual analysis of inventory at this division, however, at this point, the Company is unable to determine the impact of the writedown required within each of the quarters.  The adjustment is expected to reduce inventory, increase cost of sales and reduce net earnings and earnings per share.  Management presently believes that it can complete a detailed analysis no later than March 15, 2008, after which the Company will promptly file amended quarterly reports on Form 10-Q/A.

2.

When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

RESPONSE:  When the Company amends its periodic reports to file its restated financial statements it will describe in those filings the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.

* * * * *

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (905) 455-2528 or John.Dietrich@sunopta.com in connection with any questions or comments relating to the filings by the Company.  Thank you for your attention to this matter.

Sincerely,

/s/ John Dietrich

John Dietrich
Vice President and Chief Financial Officer